

10031566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Financial (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Floor - 609 Granville Street
(No. and Street)

Vancouver (City) BC (State) V7Y1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald MacFayden 617-788-1518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1H2 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 22 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 6/25

OATH OR AFFIRMATION

I, Donald MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying ~~financial statement and supporting schedules~~ report DM pertaining to the firm of Canaccord Financial (USA) Inc., as of March 31, 2010, ~~are~~ is DM true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



Notary Public



RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, British Columbia V7Y 1C7

Tel: 604 891 8200
Fax: 604 643 5422
ey.com/ca

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Canaccord Financial (USA) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Canaccord Financial (USA) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Canaccord Financial (USA) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning April 1, 2009 and ending March 31, 2010. **Canaccord Financial (USA) Inc.**'s management is responsible for **Canaccord Financial (USA) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement record entry within Canaccord Financial (USA) Inc.'s bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period ended March 31, 2010. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted the amounts agree.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning April 1, 2009 and ending March 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
May 25, 2010.

Chartered Accountants